

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Eric M. Gebhard
Chief Executive Officer and Treasurer
World Omni Auto Receivables LLC
250 Jim Moran Blvd.
Deerfield Beach, Florida 33442

> **Re: World Omni Auto Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed December 3, 2021**
> **File No. 333-261470**

Dear Mr. Gebhard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at (202) 551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance